October 18, 2004

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	HealthAxis, Inc. Registration Statement on Form S-3 filed September 2, 2004 File No. 333-118766

Dear Ms. Jacobs:

     Set forth below are the responses of HealthAxis, Inc. (the “Company”) to the Commission’s comment letter dated October 1, 2004.

     For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

     With this response letter, we have filed Pre-Effective Amendment No. 1 to Form S-3.

General

1.	Amend to specifically incorporate the Item 4.01 Form 8-K filed on September 23, 2004, as well as any other reports filed pursuant to Section 13(a) before the effective date. See Item 12 of Form S-3.

The Company has amended the filing as requested.

Selling Shareholders

2.	Please disclose the natural persons who exercise sole or shared voting or investment power over LB I Group, Inc. and Pennsylvania State University. See telephone interpretation 4S in the regulation S-K section of the March 1999 telephone interpretation manual.

The Company has amended the filing as requested.

3.	Please confirm whether Brown Simpson Partners I, Ltd., OTAPE Investments LLC or LB I Group, Inc. is a registered broker-dealer or an affiliate of a registered broker-dealer. If the former, disclose and state whether the shares were received as compensation for investment banking services or as investment shares.

          The Company has confirmed that Brown Simpson Partners I, Ltd. is not a registered broker-dealer or an affiliate of a registered broker-dealer. OTAPE Investments LLC, LB I Group, Inc., Kevin R. Green, David A. Henderson and Scott Tudor are each an affiliate of a registered broker-dealer. Their affiliation has been disclosed in the footnotes to the Selling Shareholders table.

4.	To the extent any of the selling shareholders are affiliates of broker-dealers, disclose and state whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

          The Company has disclosed in the footnotes to the Selling Shareholders table that each of OTAPE Investments LLC, LB I Group, Inc. Kevin R. Green, David A. Henderson and Scott Tudor purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, they did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

     Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (214) 740-8000.

Sincerely,

/s/ John B. McKnight
John B. McKnight, Esq.
Locke Liddell & Sapp LLP

cc: James W. McLane, HealthAxis, Inc.